Mail Stop 3561
      October 7, 2005

Nathan E. Fagre
Senior Vice President and General Counsel
ValueVision Media, Inc.
6740 Shady Oak Road
Eden Prairie, MN 55344

      Re:	ValueVision Media, Inc.
		Amendment No. 1 to Registration Statement on Form S-3
      Filed September 26, 2005
		File No. 333-127040

Dear Mr. Fagre:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Shareholders, page 10
1. We note your response to comment 3 in our letter dated August
17,
2005. Please revise your disclosure to identify the selling shareholders who are affiliates of broker dealers and state that these selling stockholders purchased in the ordinary course of business and at the time of the purchase of the securities to be resold the selling stockholders had no agreements or understandings, directly or indirectly, with any person to distribute the securities.



******

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Kurt Murao, Attorney Advisor, at (202) 551-
3338,
Peggy Kim, Attorney Advisor, at (202) 551-3411 or me at (202) 551-3720 with any other questions.

      					Sincerely,



						H. Christopher Owings
      					Assistant Director


cc: 	James P. Beaubien, Esq.
	Latham & Watkins LLP
      Fax: (213) 891-8763

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Nathan E. Fagre
ValueVision Media, Inc.
October 7, 2005
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